Filed by FS Development Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FS Development Corp. II

Commission File No. 001-40067

Date: August 26, 2021

Pardes Biosciences Initiates First-in-Human Trial for PBI-0451, an Oral Antiviral

in Development to Treat and Prevent SARS-CoV-2 Infections

CARLSBAD, Calif. August 26, 2021– Pardes Biosciences, Inc., a clinical-stage biopharmaceutical company today announced the initiation of a Phase 1 clinical trial, evaluating the company’s lead candidate, PBI-0451 which is being developed as a potential oral direct-acting antiviral to treat and prevent infections with SARS-CoV-2, the virus that causes COVID-19.

PBI-0451 works by inhibiting Viral Main Protease (Mpro), a highly conserved key protein in the virus required for its replication, thus blocking the virus’ ability to replicate. The highly conserved nature of Mpro across multiple coronaviruses, including emerging variants of concern such as Delta and Lambda, supports the potential for PBI-0451 to target both existing and future coronaviruses.

In preclinical studies, PBI-0451 has been shown to inhibit replication of a broad range of coronaviruses including SARS-CoV-2 across multiple in-vitro models, and was well tolerated in clinically enabling toxicity studies.

To develop this candidate, the company leveraged structure-based drug design and its tunable, reversible covalent chemistry platform. The company envisions using its platform in the future to build novel drug candidates for the treatment of other diseases with high unmet medical need.

“We believe oral anti-viral therapies have the potential to address the significant global public health challenges of both COVID-19 as well as future pandemics,” said Uri A. Lopatin, M.D., Chief Executive Officer of Pardes Biosciences. “This trial marks a significant milestone in our efforts to develop PBI-0451 as a potential oral antiviral therapy for SARS-CoV-2, and we look forward to providing updates on our progress.”

The Phase 1 study will be a placebo-controlled, blinded, randomized, dose escalation study of PBI-0451 in healthy volunteers designed to evaluate the safety, tolerability, and pharmacokinetics of PBI-0451 after single and multiple ascending doses, and will also explore the drug-drug interaction potential of PBI-0451. This first-in-human study is designed to explore the potential for dosing PBI-0451 as a once or twice-a-day pill and is anticipated to enroll up to 110 healthy volunteers.

The company anticipates reporting clinical data from this Phase 1 study in the fourth quarter of 2021.

About Pardes Biosciences

Pardes Biosciences is a clinical-stage biopharmaceutical company committed to solving some of the world’s most pressing public health challenges. Pardes leverages structure-based drug design and a tunable, reversible covalent chemistry platform for novel drug discovery. The company’s lead product candidate, PBI-0451, is being developed as a potential direct-acting, oral antiviral drug to treat and prevent SARS-CoV-2 infections. PBI-0451 is designed to inhibit the coronavirus main protease, an essential protein for SARS-CoV-2 replication. This protease is highly similar across all coronaviruses, including known and emerging coronavirus variants. Pardes Biosciences is headquartered in Carlsbad CA. For more information, visit www.pardesbio.com.

Additional Information and Where to Find It

On June 29, 2021, Pardes entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with FS Development Corp. II (Nasdaq: FSII), a special purpose acquisition company sponsored by Foresite Capital.

In connection with the Merger Agreement, FS Development Corp. II has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a description of the terms of the business and includes a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of FS Development Corp. II to vote on the business combination. Before making a voting decision, investors, shareholders and other interested persons of FS Development Corp. II are urged to read, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about FS Development Corp. II, Pardes and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of FS Development Corp. II as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Form S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: FS Development Corp. II, Attn: Secretary, 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939. The preliminary and definitive proxy statement/prospectus included in the registration statement, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

FS Development Corp. II and Pardes and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination under the rules of the SEC. Information about the directors and executive officers of FS Development Corp. II is set forth in the filed registration statement on Form S-4 containing the proxy statement/prospectus for the proposed business combination, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: FS Development Corp. II, Attn: Secretary, 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939.

Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to, statements regarding the advancement of our product candidate, PBI-0451, as well as statements about the potential attributes and benefits of Pardes’ product candidate, the format and timing of Pardes’ product development activities and clinical trials, the timing on the disclosure of clinical data and whether clinical trials will replicate the results from preclinical studies and the ability to develop other drug product candidates for other diseases using our platform. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the business combination, the occurrence of any event that could give rise to the termination of the Merger Agreement, the ability to recognize the anticipated benefits of the business combination, development of competing therapeutic treatments for COVID-19 on Pardes’ business and/or other risks and uncertainties, including those included under the header “Risk Factors” in the registration statement on Form S-4 filed by FS Development Corp. II with the SEC and those included under the header “Risk Factors” in the final prospectus of FS Development Corp. II related to its initial public offering. Most of these factors are outside of FS Development Corp. II’s and Pardes’ control and are difficult to predict. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Investor Contact:

ir@pardesbio.com

Laurence Watts

Gilmartin Group

(619) 916-7620

laurence@gilmartinir.com

Stephen Jasper

Gilmartin Group

(858) 525-2047

stephen@gilmartinir.com

Media Contact:

Andrea Heuer

Consort Partners

media@pardesbio.com